Barclays PLC One Churchill Place London E14 5HP
Michael R. Clampitt
Senior Attorney
Securities and Exchange Commission
Washington D.C. 20549
USA
31 October 2008
By Hand and EDGAR, “CORRESP” Designation
Dear Mr Clampitt
Barclays PLC and Barclays Bank PLC
Form 20-F for the Fiscal Year Ended December 31, 2007
File No. 0-09246, 1-10257
I am writing in response to your letter, dated 3 October 2008, concerning the Annual Report of Barclays PLC and Barclays Bank PLC (collectively, “Barclays”) on Form 20-F for the fiscal year ended 31 December 2007 (the “Barclays Form 20-F”).
To facilitate the Staff’s review, Barclays has included in its responses the captions and numbered comments in bold text and has provided Barclays’ responses immediately following each numbered comment.
In some of the responses, Barclays has proposed to make changes to disclosures in future filings, beginning with our Annual Report on Form 20-F for 2008.
We acknowledge that:
•	Barclays is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Barclays may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Our responses to your comments, along with our proposed additional disclosures for 2008, are set out in the appendix to this letter.
Yours sincerely
/s/ CG Lucas
CG Lucas
Group Finance Director
Cc	Sharon Blume Dave Irving Matt McNair (Securities and Exchange Commission)

George H. White John O’Connor (Sullivan & Cromwell LLP)

Phil Rivett (PriceWaterhouseCoopers LLP)

Form 20-F Comments and Responses
General
1.	Where the answer to an item is in the negative, you must respond to the item by making a statement to that effect. See General Instruction C(a) to the Form 20-F. Please revise future filings accordingly.
We will revise our future filings to expand the Form 20-F cross-reference table in the initial pages of the Barclays Form 20-F by providing a more detailed description of each item of Form 20-F, along with a cross-reference to where each such item is disclosed or a statement that such item is not applicable to Barclays.
Corporate Governance, page 143
2.	Please provide the information required by Item 15(b)(4) of the Form 20-F.
We will revise our future filings to include this information.
Note 42, Related party transactions and Directors’ remuneration, page 208
3.A.	You do not fully comply with Item 7.B.2 of Form 20-F because you do not identify the key management members to whom the preferential loans were made (i.e., the £1,250 loan made at 5% and the £665 interest-free loan). Please confirm that you will disclose this information in future filings.
We understand that the comment relates to the requirement under Item 7.B.2 of Form 20-F for foreign banks to disclose certain information regarding loans made to key management personnel that are not made in the ordinary course of business, including (i) the member of key management who received the loans and (ii) the nature of the loan recipient’s relationship to the foreign bank.
We note that, Note 42 to the Barclays Form 20-F, discloses that (i) a loan of £1,540 was outstanding to a non-Director member of key management at a staff preferential rate of interest (5%) and (ii) a loan of £665 had been provided to a non-Director member of key management on an interest free basis. The loan of £1,540 at a staff preferential rate of interest reflects the amortized principal amount of a home mortgage loan. At the time the home mortgage loan was granted, we had in place a corporate policy of providing home mortgage loans at preferential rates of interest to all staff members. This policy has since been discontinued. These home mortgage loans were made on substantially the same terms, including interest rates and collateral, to all staff members who applied for such loans. The loan of £665 provided on an interest free basis relates to the granting of loans to purchase commuter rail tickets. The commuter rail ticket loans are still provided to all Barclays staff members upon request.
Given the amounts and purposes of the loans as described in the preceding paragraph, we believe that the inclusion of certain additional information regarding the loans, such as the names of the members of key management who received the loans and the nature of their relationship to Barclays, in the Barclays Form 20-F would not constitute material information for investors. We note that, if the relevant requirements had been provided for under Item 404 of Regulation S-K, the inclusion of such information would not be required to be included because the value of any single loan does not exceed the de minimis threshold of $120,000. We acknowledge that Item 7.B.2 of Form 20-F does not contain an analogous de minimis threshold for loans which would not be deemed to constitute material loan disclosure under Item 404 of Regulation S-K. However given the non-material nature of the additional information required to be provided under Item 7.B.2. in this circumstance, we do not believe it necessary to amend our disclosure in the Barclays Form 20-F in response to this comment.

3.B.	In addition, you do not state the largest amount of loans to related parties outstanding during the year. In the future, please either provide all of the information required by Item 7.B.2. or make the representations contemplated in Instruction 2 to Item 7.B.
We will revise our future filings to include this information.
Exhibits
Exhibit 12
4.	Please file the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) as separate exhibits.
We will file the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) separately for each of the Group Chief Executive and the Group Finance Director, and separately for each of Barclays PLC and Barclays Bank PLC in future filings.
5.	Certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Form 20-F. Your certifications contain inappropriate modifications. Please confirm that future certifications will be in the exact form set forth in the Form 20-F. Refer to Instructions as to Exhibits of the Form 20-F.
We confirm that future certifications will be in the exact form set forth in the Form 20-F with a separate certification for each of Barclays PLC and Barclays Bank PLC, rather than a joint certification for the two companies.

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